FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of August 2008 (No. 3)

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On August 14, 2008, Tower Semiconductor Announces Second Quarter 2008 Results Conference Call. Attached please find the press release.

        This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2008	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary

Tower Semiconductor Announces Second Quarter 2008 Results Conference Call

Migdal Haemek, Israel – August 14, 2008 – Tower Semiconductor (NASDAQ: TSEM, TASE: TSEM), a pure-play independent specialty foundry, will hold its conference call to discuss second quarter 2008 results on Wednesday, August 20, 2008, at 10:00 a.m. Eastern Time (09:00 a.m. Central, 08:00 a.m. Mountain, 07:00 a.m. Pacific and 17:00 Israel Time).

The conference call will also include an update on Tower and Jazz Technologies (AMEX: JAZ) Plan of Merger and Reorganization, following the form F-4 effectiveness and the Jazz shareholders meeting set to vote on and approve the merger on September 17, 2008.

Tower Semiconductor will issue the second quarter earnings release on Wednesday, August 20, 2008, during pre-market hours.

This call is being webcast by Thomson/CCBN and can be accessed at Tower’s Web site at www.towersemi.com, or can also be accessed in the U.S. and in Israel by calling a domestic number:

1-888-668-9141 (U.S. Toll-Free)
03-918-0691 (Israel)
+972-3-918-0691 (International)

The webcast is also being distributed through the Thomson StreetEvents Network to both institutional and individual investors. Individual investors can listen to the call at www.earnings.com, Thomson/CCBN’s individual investor portal, powered by StreetEvents. Institutional investors can access the call via Thomson’s password-protected event management site, StreetEvents (www.streetevents.com).

The teleconference will be available for replay for 90 days.

About Tower Semiconductor Ltd.:
Tower Semiconductor Ltd. (Nasdaq: TSEM, TASE: TSEM) is an independent specialty foundry that delivers customized solutions in a variety of advanced CMOS technologies, including digital CMOS, mixed-signal and RF (radio frequency) CMOS, CMOS image sensors, power management devices, and embedded non-volatile memory solutions. Tower’s customer orientation is complemented by its uncompromising attention to quality and service. Its specialized processes and engineering expertise provides highly flexible, customized manufacturing solutions to fulfill the increasing variety of customer needs worldwide. Offering two world-class manufacturing facilities with standard and specialized process technologies ranging from 1.0- to 0.13-micron, Tower Semiconductor provides exceptional design support and technical services to help customers sustain long-term, reliable product performance, while delivering on-time and on-budget results. More information can be found at http://www.towersemi.com.

Contact Information:

Tower Semiconductor
Limor Asif, +972 4 650 6936
Limoras@towersemi.com
or:
Shelton Group
Ryan Bright, (972) 239-5119 ext. 159
rbright@sheltongroup.com